SECURI[illegible] 05036434 [illegible]IISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-13023

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER—DEALER:
CNA Investor Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 South Wabash
(No. and Street)

Chicago	Illinois	60685
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephanie R. Rishel, Vice President — (312) 822-1351
(Area Code—Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name—if individual, state last, first, middle name)

180 North Stetson Avenue	Chicago	Illinois	60601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Carol A. Kuntz, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of CNA Investor Services, Inc. (the "Company") as of December 31, 2004 and for the year then ended are true and correct. I further affirm that neither the Company nor any stockholder, officer or director has any proprietary interest in any account classified solely as that of a customer.

ELIZABETH O. GORAL
Notary Public, State of Indiana
Lake County
My Commission Expires
June 03, 2012

Elizabeth O Goral
Notary Public

Carol A Kuntz
Carol A. Kuntz

President and Chief Executive Officer
Title

This report ** contains (check all applicable boxes):

(x)		Independent Auditors' Report.
(x)	(a)	Facing Page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Operations.
(x)	(d)	Statement of Cash Flows.
(x)	(e)	Statement of Changes in Stockholder's Equity.
( )	(f)	Statement of Changes in Liabilities Subordinated to the Claims of General Creditors. (Not Applicable)
(x)		Notes to Financial Statements.
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
( )	(i)	Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (Not Applicable)
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3. (included in (g) above)
( )	(k)	A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation. (Not Applicable)
(x)	(1)	An Oath or Affirmation.
( )	(m)	A Copy of the SIPC Supplemental Report. (Not Required)
(x)	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Supplemental Report on Internal Control)

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17e-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
Two Prudential Plaza
180 North Stetson Avenue
Chicago, IL 60601-6779
USA

Tel: +1 312 946 3000
Fax: +1 312 946 2600
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
CNA Investor Services, Inc.:

We have audited the following financial statements of CNA Investor Services, Inc. (a wholly-owned subsidiary of 1911 Corp., an affiliate of CNA Financial Corporation and Loews Corporation) (the "Company") for the year ended December 31, 2004, which you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of CNA Investor Services, Inc. as of December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of CNA Investor Services, Inc. as of December 31, 2004 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 24, 2005

CNA INVESTOR SERVICES, INC.
(A Wholly-Owned Subsidiary of 1911 Corp., an Affiliate of CNA Financial Corporation and Loews Corporation)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash and cash equivalents (Note 2)	$2,490,282
Income taxes receivable from parent (Note 4)	59,467
Prepaid expenses	6,239
TOTAL	$2,555,988

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Amounts due to affiliates (Note 3)	$ 3,379
Total liabilities	3,379
STOCKHOLDER'S EQUITY:	
Common stock, no par value—100 shares authorized and outstanding at stated value	5,000
Additional paid-in-capital	1,103,742
Retained earnings	1,443,867
Total stockholder's equity	2,552,609
TOTAL	$2,555,988

See accompanying notes to financial statements.

CNA INVESTOR SERVICES, INC.
(A Wholly-Owned Subsidiary of 1911 Corp., an Affiliate of CNA Financial Corporation and Loews Corporation)

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2004

REVENUES:	
Commissions and Fees (Note 2)	$ 78,193
Interest and other income	31,155
Total revenues	109,348
EXPENSES:	
General and administrative (Note 3)	180,177
Total expenses	180,177
LOSS BEFORE INCOME TAX BENEFIT	(70,829)
INCOME TAX BENEFIT (Note 4)	15,682
NET LOSS	$ (55,147)

See accompanying notes to financial statements.

CNA INVESTOR SERVICES, INC.
(A Wholly-Owned Subsidiary of 1911 Corp., an Affiliate of CNA Financial Corporation and Loews Corporation)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss from operations	$ (55,147)
Adjustment to reconcile net loss to net cash used in operating activities—changes in assets and liabilities:	
Increase in income taxes receivable from parent	(14,171)
Decrease in prepaid expenses	16,673
Decrease in accrued expenses	(3,654)
Decrease in amounts due to affiliates	(10,024)
Net cash used in operating activities	(11,176)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(66,323)
CASH AND CASH EQUIVALENTS—Beginning of year	2,556,605
CASH AND CASH EQUIVALENTS—End of year	$ 2,490,282
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Cash received from parent for federal income taxes	$ -
Cash paid for interest	$ -

See accompanying notes to financial statements.

CNA INVESTOR SERVICES, INC.
(A Wholly-Owned Subsidiary of 1911 Corp., an Affiliate of CNA Financial Corporation and Loews Corporation)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY YEAR ENDED DECEMBER 31, 2004

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
BALANCE—December 31, 2003	$ 5,000	$ 1,103,742	$ 1,499,014	$ 2,607,756
Net loss			(55,147)	(55,147)
BALANCE—December 31, 2004	$ 5,000	$ 1,103,742	$ 1,443,867	$ 2,552,609

See accompanying notes to financial statements.

CNA INVESTOR SERVICES, INC.
(A Wholly-Owned Subsidiary of 1911 Corp., an Affiliate of CNA Financial Corporation and Loews Corporation)

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2004

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Organization—CNA Investor Services, Inc. (the "Company") is a registered broker/dealer. The Company is a wholly owned subsidiary of 1911 Corp., which is wholly owned by Continental Casualty Company ("Casualty"). Casualty is wholly owned by CNA Financial Corporation ("CNA"). Loews Corporation owned approximately 91% of the outstanding common stock and 100% of the Series H preferred stock of CNA at December 31, 2004.

During 2004, CNA sold its individual life and annuity business through the sale of stock of Valley Forge Life Insurance Company ("VFL") and through a reinsurance transaction for the individual life and annuity business not directly written by VFL. During 2004, the CNA also sold its assets and liabilities of CNA Trust Corporation ("CNA Trust"). Since the Company served as a broker/dealer for products sold in the individual life and annuity line of business as well as for CNA Trust, with the sale of these entities, the related broker/dealer revenues also ceased. The Company no longer introduces new customers/accounts for any related or unrelated party. A substantial portion of the commissions received related to existing customer balances with investment companies and insurance companies and on their incremental investments in their existing mutual fund accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Commissions and Fees—Commission revenue and fees related to customers' mutual fund and insurance investments transacted directly with investment companies and insurance companies are recorded when they are earned and realizable and are included in the commissions and fees line in the financial statements.

Cash and Cash Equivalents—Cash equivalents are short-term, highly liquid investments that are both readily convertible into known amounts of cash and so near to maturity that they present insignificant risk of changes in value due to changing interest rates.

Fair Value of Financial Instruments—Substantially all of the Company's financial instruments are carried at fair value. Cash and cash equivalents and payables are carried at cost, which approximate fair value.

3. RELATED PARTY TRANSACTIONS

The Company reimburses CNA for management services and similar expenses provided to the Company and paid for on behalf of the Company. Included in general and administration expenses are such expenses allocated by CNA in the amount of $100,673 for the year ended December 31, 2004. As of December 31, 2004, the Company had an amount due to CNA of $3,379.

4. INCOME TAXES

The Company's federal income tax return is consolidated with the federal income tax return of CNA and its domestic subsidiaries, which in turn is consolidated with the federal income tax return of Loews Corporation and its domestic subsidiaries. CNA has an agreement to which the Company is a party to whereby each of CNA's domestic property/casualty and noninsurance subsidiaries pay to, or recover from, CNA the amount of federal and state income taxes the subsidiary would have incurred (or would have been entitled to recover) if that subsidiary were filing its own federal and state income tax return. At December 31, 2004, the Company had federal income taxes receivable from CNA of $59,467.

5. CONTINGENCIES

The Company is subject to certain litigation matters which arise in the normal course of business. The Company's management does not believe that the outcome of any of these matters will have a material adverse effect on the Company's financial position or results of operations.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. In addition, the Company is subject to a limitation on aggregate indebtedness, which shall not exceed 15 to 1 of aggregate indebtedness to net capital. At December 31, 2004, the Company had net capital of $2,437,101, which was $2,432,101 in excess of its minimum required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 0.001 to 1.

* * * * * *

CNA INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of 1911 Corp., an Affiliate of CNA Financial Corporation and Loews Corporation)

SUPPLEMENTAL SCHEDULE COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
DECEMBER 31, 2004

Total stockholder's equity reported on the statement of financial condition	$ 2,552,609
DEDUCTIONS AND/OR CHARGES—Nonallowable assets included in the statement of financial condition:	
Income tax receivable from parent	(59,467)
Prepaid expenses	(6,240)
Total deductions and/or charges	(65,707)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	2,486,902
HAIRCUTS ON SECURITIES POSITIONS:	
Money market funds—2% of cash and cash equivalents	(49,801)
NET CAPITAL	$ 2,437,101
TOTAL AGGREGATE INDEBTEDNESS—Total liabilities	$ 3,379
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.001 to 1
MINIMUM CAPITAL REQUIRED (The greater of $5,000 or 6.67% of aggregate indebtedness)	$ 5,000
EXCESS NET CAPITAL	$ 2,432,101
RECONCILIATION WITH NET CAPITAL AS REPORTED IN PART II OF UNAUDITED FORM X-17A-5 AS OF DECEMBER 31, 2004:	
NET CAPITAL AS REPORTED ON PART II OF UNAUDITED FORM X-17A-5	$ 2,438,529
AUDIT ADJUSTMENTS	(1,428)
NET CAPITAL—As computed above	$ 2,437,101

CNA INVESTOR SERVICES, INC.
(A Wholly-Owned Subsidiary of 1911 Corp., an Affiliate of CNA Financial Corporation and Loews Corporation)

SUPPLEMENTAL SCHEDULE OF COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2004

SEC Rule 15c3-3 (the "Rule") specifies requirements for broker-dealers to properly protect customers' funds and securities. These requirements include segregation of certain funds and securities. Broker-dealers that self-clear are responsible for complying with these requirements. Broker-dealers that do not hold customer funds and securities may qualify for exemptive provisions of the Rule. Two significant elements of the Rule are: 1) a formula for a cash reserve which restricts a broker-dealer from using customer funds and securities in its own business and 2) a requirement that brokers or dealers maintain and obtain physical possession or control, as defined in the Rule, of fully paid and excess margin securities.

Due to the nature of the Company's business, the Company operates under a Section k(1) exemption to the Rule. Section k(1) of the Rule exempts from the Rule broker-dealers dealing solely in mutual funds or variable annuities/variable life, provided that: 1) all transactions are limited solely to agency trades of redeemable securities (mutual funds, variable annuities or variable life) and 2) all funds and securities are promptly delivered in connection with brokerage activities and no customer funds are held.

Based on the facts stated above, the Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934.

Deloitte.

Deloitte & Touche LLP
Two Prudential Plaza
180 North Stetson Avenue
Chicago, IL 60601-6779
USA

Tel: +1 312 946 3000
Fax: +1 312 946 2600
www.deloitte.com

February 24, 2005

CNA Investor Services, Inc.
333, South Wabash
Chicago, Illinois 60685

In planning and performing our audit of the financial statements of CNA Investor Services, Inc. (the "Company") for the year ended December 31, 2004, on which we issued our report dated February 24, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP